UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 1, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

       This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 March 2021 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 18 March 2021 entitled ‘Vodafone Business Investor Briefing’.

RNS Number : 5573Q

Vodafone Group Plc

01 March 2021

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 28 February 2021:

Vodafone’s issued share capital consists of 28,816,831,728 ordinary shares of US$0.20 20/21 of which 1,980,329,250 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,836,502,478. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 6334S

Vodafone Group Plc

18 March 2021

Vodafone Group Plc ⫶ Vodafone Business briefing

18 March 2021

Vodafone Business ⫶ Connecting people, places & things for a better future

Vodafone Group Plc is holding a virtual briefing for investors and analysts today for Vodafone Business, which will be hosted by Vinod Kumar (CEO) and Sateesh Kamath (Finance Director). The event provides an overview of Vodafone Business, which is a key growth driver for the Group, representing 28% of service revenue.

Through a series of video presentations and case studies (available at investors.vodafone.com), we outline the market structure, our unique scale & capabilities, our recent performance and our growth strategy. In addition, a live video Q&A webcast will commence at 2.00pm GMT on 18 March 2021.

Key highlights from the event:

1.	We operate in attractive markets ⫶ We serve over 6 million private and public sector customers of all sizes, across Europe and Africa, in addressable markets totalling over €100 billion. With more employees seeking flexible working, gigabit connectivity with low latency now possible and both public and private organisations driving digitisation, we have a compelling structural opportunity, with expected addressable market growth of c.8% p.a.

2.	We have unique scale & capabilities ⫶ We have the scale, expertise and technology to successfully compete in these attractive markets. We are expanding our portfolio of products and services to enhance our provision of core connectivity services, with in-house innovation in IoT and partnerships with leading technology companies to offer cloud, security and unified communications services.

3.	We have strong operating momentum ⫶ Over the last three years, we have delivered a step-change in our commercial performance, leading to service revenue growth (excluding roaming and visitor revenue) of 3.2% in Q3 FY21, with total service revenue now over €10 billion. This has been driven by ongoing improvements in our commercial momentum, strong support to our customers throughout the pandemic, clear understanding of our economic model and disciplined prioritisation of high marginal return on capital opportunities.

4.	We are on a clear growth pathway ⫶ Our strategy is grounded in our Purpose to connect for a better future and is focused on three core elements. Firstly, to be the trusted partner for small and medium-sized enterprises. Secondly, to be the gigabit connectivity provider of choice to large enterprises. Thirdly, to be the leading end-to-end provider of IoT solutions for every organisation.

Through delivering this strategy our medium-term financial ambitions are to:

•	deliver above-market revenue growth in fixed & mobile connectivity;

•	deliver double-digit revenue growth in cloud, security, IoT and unified communications services;

•	optimise our balance of EBITDA growth and EBITDA margin; and

•	invest in high marginal ROCE opportunities, to deliver consistent ROCE growth.

Vinod Kumar, Vodafone Business CEO, commented:

"I'm excited to be able to share the Vodafone Business story with you today- who we are, who our customers are and how their needs are evolving. We have developed a unique combination of scale, breadth and capabilities, which enables us to deliver a market-leading experience for private and public sector customers of all shapes and sizes.

The events of the last year have highlighted the critical role that fast, reliable and secure connectivity plays in powering businesses, governments and our essential public services. We responded rapidly and comprehensively, supporting a step-change in our commercial performance. We are on a clear growth pathway that will connect people, places and things for a better future and create sustainable value for our shareholders"

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to "connect for a better future" and our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and - as COVID-19 has clearly demonstrated - we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 45 million people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 48 more. As of 31 December 2020 we had over 300 million mobile customers, more than 27 million fixed broadband customers, over 22 million TV customers and we connected more than 118 million IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

References to Vodafone in this section are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 1, 2021	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary